

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Taylor Z. Guo
Chief Executive Officer
Tibet Pharmaceuticals, Inc.
53 Niwang Rd
Shangri-La County, Diqing,
Yunnan Province, China 674400

> **Re:** **Tibet Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1/A**
> **Filed on July 19, 2010**
> **File No. 333-166854**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 on Form S-1/A

General

1. We note that you have changed your name from Shangri-La Tibetan Pharmaceuticals, Inc. to Tibet Pharmaceuticals, Inc. However, EDGAR does not reflect your new company information. Please update your company information on EDGAR. Please refer to Section 5.4 of the EDGAR Filer Manual (Volume 1).

2. We note your response to Comment 4. Please revise your filing in the instances when you use "our" or "we" in the Prospectus Summary, Risk Factors section, MD&A section, and Business section to clearly identify YSTP as the party referenced. Please note the following list of examples, which is not intended to be exhaustive:

- Please revise the statement on page 1, "Our principal commercialized product is our 25 Ingredients Mandrake Pill . . ." to read "YSTP's principal commercialized product is its 25 Ingredients Mandrake Pill."
- Please revise the risk factor heading on page 12, "Our ability to develop new Tibetan pharmaceutical products is uncertain" to read "YSTP's ability to develop new Tibetan pharmaceutical products is uncertain." Please similarly revise the risk factor's accompanying text.
- Please revise the statement on page 51, "We generate revenue mainly from the sales of our products" to read "We generate revenue mainly from the sales of YSTP's products."
- Please revise the statement on page 62, "YSTP sells our products principally to distributors in China . . ." to read "YSTP sells its products principally to distributors in China . . . ."
- Please revise the statement on page 71, "Our objectives are to maintain and strengthen the market leadership of our products . . . and to increase the sales of our other products" to read "Our objectives are to maintain and strengthen the market leadership of YSTP's products . . . and to increase the sales of YSTP's other products."
- Please revise the statement on page 76, "Our average pill production time is 11 days" to read "YSTP's average pill production time is 11 days . . . ."

Conventions that Apply to This Prospectus

3. Please refer to your response to Comment 4, in which you indicate that the registration statement refers to "we" and "our company" when such terms apply to the overall business group, including YSTP. We continue to believe that it is inappropriate for the terms "we," "us," "our company" and "our" to be used to refer to YSTP, as you have no equity interest in YSTP but control it through your subsidiary's contractual arrangements with the operating company. In addition, you note on page 5 that YSTP maintains a separate corporate identity. Please revise your disclosure to remove the reference to "YSTP" in the last bullet point.

Prospectus Summary

4. Please revise your disclosure to identify a source for the statement on page 2, "[t]he total TCM market in China will rise to about RMB 188.5 billion in 2015."

Summary Financial Information, page 9

5. You reference pro forma earnings per share information in footnote two to the table but the table does not appear to include pro forma earnings per share information. Please explain to us why it is appropriate to report pro forma earnings per share for a transaction that is not certain of happening in the future and results in an increase in earnings per share due to the possible redemption of shares in escrow. Accordingly, please remove this footnote or revise your disclosure to justify its presentation.

6. Please revise your table so that the information presented agrees with the information in your basic financial statements. It appears that the following items do not agree:

- Total sales for 2009
- Net Income attributable to TBET for 2009 and 2008
- Basic and diluted earnings per share for 2008

Risk Factors

7. We note your response to Comment 16 and reissue the comment in part. Please include a risk factor that discusses the risk to the investor resulting from the terminable nature of the agreements with WFOE and YSTP. Additionally, we note your statement that neither TBET nor YSTP has affiliates. However, on page 5 you disclose that the majority of YSTP shareholders also hold the majority of WFOE and TBET shares. Please revise this section to discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating entity. It appears that there is a risk that affiliates standing on both sides of the transaction would find it easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China.

"Our ability to manage and operate YSTP under the Control Agreements may not be as effective as direct ownership," page 20

8. It appears that this risk factor discusses a risk similar to the risk disclosed in the risk factor entitled, "WFOE's contractual arrangements with YSTP may not be as effective I providing control over YSTP as direct ownership," on page 22. Please revise your disclosure to combine these two discussions.

"WFOE's contractual arrangements with YSTP may not be as effective in providing control over YSTP as direct ownership," page 22

9. Please expand the discussion in this risk factor to disclose the potential conflicting fiduciary duties, since affiliates of the registrant are also affiliates of the related entities, including the operating entity.

"The shareholders of YSTP and their proxy have potential conflicts of interest with us, which may adversely affect our business," page 22

10. Please disclose the number of shares and percentage ownership Mr. Tiangui Li has in TBET, WFOE and YSTP.

"Fluctuation in the value of the Renminbi may have a material adverse effect on your investment," page 30

11. We note your response to Comment 29 and reissue the comment. Please expand this risk factor to disclose the exchange rate as of the latest practicable date. It is not sufficient to include this information in a separate section of your registration statement. Please further revise to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations.

Our Business, page 41

Contractual Arrangements with YSTP and Its Shareholders, page 42

12. We note your response to Comment 37 and reissue the comment. You disclose on page 43 that "the entrusted management fee will be equal to YSTP's estimated earnings." It appears that WFOE will receive a fee that is equal to YSTP's estimated earnings, as opposed to YSTP's actual earnings. Therefore, if YSTP performs better than estimated, WFOE's fee will not increase, but it must still bear all of the losses of YSTP. If this is accurate, please include a risk factor disclosing that WFOE receives all the risks of ownership of YSTP, but that it does not receive all the rewards as the management fee it receives is capped based on estimated earnings, not actual earnings.

Capitalization, page 46
Dilution , page 47

13. Please revise your capitalization and dilution disclosures to the most recent interim date.

OTC Tibetan Medicines, page 69

14. We note your response to Comment 46 and reissue the comment in part. Please expand your disclosure to identify a source for the statement, "[t]he OTC pharmaceutical market is expected to increase at a rate of about 15% per year in the future."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 75

15. We note your revised disclosure in response to prior comment 48. Please further revise your disclosure to include the total amount of research and development expenses in U.S. Dollars for each period presented and the amount of research and development costs incurred during each period presented for each significant project.

Management

Board of Directors, page 89

16. We note your response to Comment 55 and reissue the comment in part. We note that different individuals serve in the positions of CEO and Chairman. Please expand your disclosure to describe why you have determined that this particular leadership structure is appropriate, given the specific characteristics or circumstances of your company. Please refer to Item 407(h) of Regulation S-K.

Related Party Transactions, page 92

17. We note your response to Comment 56 and reissue the comment. You state in your response letter that none of these control agreements involve an amount in excess of $120,000. However, we note that sales of YSTP's Gentiana and Mandrake products together accounted for 70% of your sales revenue in 2009, and that your sales revenue exceeded $7 million that fiscal year. The contractual arrangements entered into between WFOE and YSTP cause you to absorb 100% of YSTP's gain. Accordingly, it appears that the revenue derived from these contractual arrangements exceeds $120,000. Please expand your disclosure of the "contractual arrangements" on page 92 to include all information required by Item 404 of Regulation S-K.

Consolidated Financial Statements

18. You conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and how you and your auditors assess your internal controls, we ask that you provide us with information that will help us answer the following questions:

- *How do you evaluate and assess internal controls?*

   Please describe the process you and your auditors used to determine whether your internal controls consider the financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your and your auditors' evaluation of your internal controls.

- *How do you maintain your books and records and prepare your financial statements?*

   If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

   If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- ***Who is involved in your financial reporting?***

    We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal controls and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

    - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    - what relevant education and ongoing training he or she has had relating to US GAAP;
    - the nature of his or her contractual or other relationship to you;
    - whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
    - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

    If you retain an accounting firm or an organization to prepare your financial statements tell us:

    - the name and address of the accounting firm or organization;
    - the qualifications of their employees who perform the services for your company;
    - how and why they are qualified to prepare your financial statements or evaluate your internal controls;
    - how many hours they spent last year performing these services for you; and
    - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal controls.

    If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal controls, without providing us with their names, please tell us:

    - why you believe they are qualified to prepare your financial statements or evaluate your internal controls;
    - how many hours they spent last year performing these services for you; and

▪ the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal controls.

- *Do you have an audit committee financial expert?*

  We note that you identify Mr. Solomon Chen as your audit committee financial expert, please describe his qualifications, including the extent of his knowledge of US GAAP and internal controls.

Note 1. Organization, page F-6

19. We note your response to prior comment 66. Please tell us whether any individual maintains 50% or more voting ownership of each entity, whether any immediate family members hold more than 50 percent of the voting ownership interest of each entity, or if a group of shareholders holds more than 50 percent of the voting ownership interest of each entity for which contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

Consolidated Balance Sheets, page F-23

20. Since your initial filing, you reclassified your caption "Due from shareholder" from an asset to contra equity. Please explain to us why you reclassified this item. In addition, please explain to us why you classify the cash flows associated with this item as operating activities.

Note 2. Summary of Significant Accounting Policies

Income Tax, page F-34

21. We note your response to prior comment 72. Please revise your filing to disclose that there are no differences between your book and tax base and therefore, there are no deferred tax assets or deferred tax liabilities.

Item 15. Recent Sales of Unregistered Securities

22. We note your response to Comment 62 and reissue the comment in part. In this section, please expand your disclosure to describe the private placement transaction in which Mr. Guo received 150,000 shares of common stock in December 2009. Please refer to Item 701 of Regulation S-K.

Exhibit 99.1 Form of Opinion of DeHeng Law Offices, Chinese Counsel

23. Please revise your legal opinion to also specifically state that the contractual agreements between YSTP and WFOE are valid, binding and enforceable under Chinese laws and regulations.

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christpher J. Mugel
        Kaufman & Canoles, P.C.
        Three James Center, 12th Floor
        1052 East Cary Street
        Richmond, VA 23219